UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Abtech Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
00400H 108
(CUSIP Number)
Glenn R. Rink
4110 North Scottsdale Rd., Suite 235
Scottsdale, Arizona 85251
(480) 874-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00400H 108

1	NAMES OF REPORTING PERSONS Glenn R. Rink

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,782,426

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,782,426

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,782,426

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.	Security and Issuer
This Schedule 13D relates to shares of common stock, $0.001 par value per share, of Abtech Holdings, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 4110 North Scottsdale Road, Suite 235, Scottsdale, Arizona, 85251.

Item 2.	Identity and Background
This Schedule 13D is being filed by Glenn R. Rink, a citizen of the United States of America. Mr. Rink’s business address is 4110 North Scottsdale Rd., Suite 235, Scottsdale, Arizona, 85251. Mr. Rink’s present principal occupation is President and Chief Executive Officer of the Company and President and Chief Executive Officer of AbTech Industries, Inc., a wholly-owned subsidiary of the Company. The Company’s address is 4110 North Scottsdale Rd., Suite 235, Scottsdale, Arizona, 85251. The Company’s principal business is environmental technology, focusing on the development and provision of products to address water pollution issues facing communities and industry.
During the last five years, Mr. Rink has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has or would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Items 3.	Source and Amount of Funds or Other Consideration
On February 10, 2011, pursuant to the terms of that certain Agreement and Plan of Merger, by and among Abtech Holdings, Inc., Abtech Merger Sub, Inc., and AbTech Industries, Inc., dated July 17, 2010, and as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated September 17, 2010 (collectively the “Merger Agreement”), Mr. Rink’s 596,077 shares of AbTech Industries, Inc. common stock (“AbTech Stock”), his options to purchase 60,000 shares of AbTech Stock, and his stock warrant to purchase 54,400 shares of AbTech Stock, were converted into 3,173,385 shares of Company common stock, options to purchase 319,427 shares of Company common stock, and a warrant to purchase 289,614 shares of Company common stock, respectively.
The description of the transaction and agreements set forth in this Schedule 13D are qualified by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on February 14, 2011, which is incorporated by reference into this Schedule 13D and this response to Item 3.

Item 4.	Purpose of Transaction
On February 10, 2011, Mr. Rink acquired securities of the Company in connection with the merger of AbTech Industries, Inc. into Abtech Merger Sub, Inc., pursuant to the terms of the Merger Agreement.
The information set forth in Item 3 is hereby incorporated by reference into this Item 4.
Other than in his capacity as an officer and director of the Company, Mr. Rink does not have any plans or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company’s business or corporate structure;
(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a) Mr. Rink is the direct and beneficial owner of 3,782,426 shares of the Company’s common stock, representing 8.3% of the issued and outstanding shares, based on 45,009,801 shares issued and outstanding as of February 10, 2011. Mr. Rink’s aggregate beneficial ownership interest consists of: (i) 3,173,385 shares of Company common stock owned directly by Mr. Rink; (ii) 319,427 shares of Company common stock which Mr. Rink has the right to acquire under presently exercisable stock options; and (iii) 289,614 shares of Company common stock which Mr. Rink has the right to acquire under a presently exercisable stock warrant.
(b) Mr. Rink has the sole power to vote and to direct the vote and to dispose or to direct the disposition of the 3,782,426 beneficially owned shares of Company common stock.
(c) The information set forth in Item 3 is hereby incorporated by reference into this Item 5.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Rink’s beneficially owned shares of the Company’s common stock.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 3 is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits
Reference is hereby made to the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2011.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 17 , 2011

/s/ Glenn R. Rink
(Signature)

Glenn R. Rink
(Name)

5